UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2020

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CEO
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CFO

On January 7, 2020, EXFO Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2019. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations as well as certifications of interim filings for the first fiscal quarter of the 2020 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations and certifications of interim filings for the first fiscal quarter of the 2020 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: January 7, 2020

PRESS RELEASE
For immediate release

EXFO reports first quarter results for fiscal 2020

◾	Sales increased 6.3% to US$73.6 million, above midpoint of guidance range
◾	IFRS net loss amounted to US$0.1 million, US$0.00 per share
◾	Adjusted EBITDA totaled US$7.5 million, 10.3% of sales

QUEBEC CITY, CANADA, January 7, 2020 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF), the communications industry's test, monitoring and analytics experts, reported today financial results for the first quarter ended November 30, 2019.

“EXFO delivered a strong first-quarter performance to begin fiscal 2020, highlighted by sales above the midpoint of guidance for a fifth consecutive reporting period and adjusted EBITDA margin in double-digits,” said EXFO’s CEO Philippe Morin. “These results demonstrate the heightened leverage in our business model through a combination of increased revenue and lower cost structure. Although we are operating within a highly dynamic and transforming industry, we are confident about achieving our profitable growth strategy for the full fiscal year.”

First-Quarter Highlights
•
Sales. Sales increased 6.3% in the first quarter of fiscal 2020 mainly due to a more linear influx of Test and Measurement (T&M) orders compared to the same period in 2019, and stronger demand for the company’s solutions in the Asia-Pacific region. T&M sales accounted for 76% of revenue in the first quarter of 2020, while Service Assurance, Systems and Services (SASS) sales totaled 24%. Revenue distribution among the three main selling regions amounted to 54% in the Americas, 29% in Europe, Middle East and Africa (EMEA) and 17% in Asia-Pacific.  EXFO’s top customer accounted for 11.9% of sales, while the top three represented 19.7%.

•
Profitability. IFRS net loss amounted to US$0.1 million, or US$0.00 per share, in the first quarter of fiscal 2020, while adjusted EBITDA totaled US$7.5 million, or 10.3% of sales. EXFO adopted IFRS 16, “Leases,” on Sept. 1, 2019, using the modified retrospective method which had a positive impact on adjusted EBITDA of US$0.9 million, or 1.2% of sales, in the first quarter of 2020. Prior period amounts were not adjusted.

•
Innovation. EXFO introduced the Optical Wave Expert, the first test solution to integrate DWDM (dense wavelength division multiplexing) channel power validation and OTDR (optical time domain reflectometry) fault-locating capabilities on a single port. Designed to reduce mean-time-to-repair, this instrument enables field technicians to automatically troubleshoot optical fiber links.

Business Outlook
EXFO forecasts sales between US$66.0 million and US$71.0 million for the second quarter of fiscal 2020, while IFRS net loss is expected to range between -US$0.09 and -US$0.05 per share. IFRS net loss includes US$0.05 per share in after-tax amortization of intangible assets, stock-based compensation costs and anticipated foreign exchange loss.

This guidance, which is a forward-looking statement, was established by management based on existing backlog as of the date of this news release, seasonality, expected bookings for the remaining of the quarter as well as exchange rates as of the date of this news release.

Selected Financial Information
(In thousands of US dollars)

	Three months ended November 30,
	2019	2018

Test and measurement sales	$55,947	$49,764
Service assurance, systems and services sales	17,749	19,416
Foreign exchange gains (losses) on forward exchange contracts	(145)	21
Total sales	$73,551	$69,201

Test and measurement bookings	$55,009	$63,996
Service assurance, systems and services bookings	15,049	17,221
Foreign exchange gains (losses) on forward exchange contracts	(145)	21
Total bookings	$69,913	$81,238
Book-to-bill ratio (bookings/sales)	0.95	1.17
Gross margin before depreciation and amortization*	$43,310	$40,304
	58.9%	58.2%

Other selected information:
IFRS net loss	$(63)	$(7,467)
Amortization of intangible assets	$1,632	$2,940
Stock-based compensation costs	$487	$418
Restructuring charges	$–	$2,741
Acquisition-related deferred revenue fair value adjustment	$–	$864
Net income tax effect of the above items	$(249)	$(423)
Foreign exchange (gain) loss	$126	$(215)
Adjusted EBITDA*	$7,544	$2,728

Quarterly Overview
Sales reached US$73.6 million in the first quarter of fiscal 2020 compared to US$69.2 million in the first quarter of 2019.

Bookings attained US$69.9 million in the first quarter of fiscal 2020 compared to US$81.2 million for the same period in 2019. The company's book-to-bill ratio was 0.95 in the first quarter of 2020.

Gross margin before depreciation and amortization* improved to 58.9% of sales in the first quarter of fiscal 2020 from 58.2% in the first quarter of 2019.

Selling and administrative expenses totaled US$24.5 million, or 33.3% of sales in the first quarter of fiscal 2020 compared to US$26.4 million, or 38.1% of sales, in the first quarter of 2019.

Net R&D expenses amounted to US$11.7 million, or 16.0% of sales, in the first quarter of fiscal 2020 compared to US$15.2 million, or 22.0% of sales, in the same period last year. Net R&D expenses included US$2.1 million in restructuring charges in the first quarter of 2019.

IFRS net loss totaled US$0.1 million, or US$0.00 per share, in the first quarter of fiscal 2020 compared to  US$7.5 million, or US$0.14 per share, in the first quarter of 2019. IFRS net loss in the first quarter of 2020 included US$1.4 million in after-tax amortization of intangible assets, US$0.5 million in stock-based compensation costs and US$0.1 million in foreign exchange loss. In the first quarter of 2019, IFRS net loss was impacted by restructuring charges of US$2.7 million.

Adjusted EBITDA* amounted to US$7.5 million, or 10.3% of sales, in the first quarter of fiscal 2020 compared to US$2.7 million, or 3.9% of sales, in the first quarter of 2019.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review first-quarter results for fiscal 2020. To listen to the conference call and participate in the question period via telephone, dial 1-323-794-2093. Please take note the following participant passcode will be required: 7351891. Executive Chairman Germain Lamonde, CEO Philippe Morin and Pierre Plamondon, CPA, Chief Financial Officer and Vice-President of Finance, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8 p.m. on January 14, 2020. The replay number is 1-719-457-0820 and the participant passcode is 7351891. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars and recessions; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represents net loss before interest and other expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. EXFO uses these measures for evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These non-IFRS measures are also used by financial analysts who evaluate and compare EXFO’s performance against that of competitors and industry players in the sector.

Finally, these measures help EXFO to plan and forecast future periods as well as make operational and strategic decisions. EXFO believes that providing this information to investors, in addition to IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand historical and future financial performance. More importantly, it enables the comparison of EXFO’s performance on a relatively similar basis against that of other public and private companies in the industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net loss in thousands of US dollars:
Adjusted EBITDA
	Three months ended November 30,
	2019	2018

IFRS net loss for the period	$(63)	$(7,467)

Add (deduct):

Depreciation and amortization	3,926	4,369
Interest and other expense	399	377
Income taxes	2,669	1,641
Stock-based compensation costs	487	418
Restructuring charges	–	2,741
Acquisition-related deferred revenue fair value adjustment	–	864
Foreign exchange (gain) loss	126	(215)
Adjusted EBITDA for the period (1)	$7,544	$2,728

Adjusted EBITDA in percentage of sales (1)	10.3%	3.9%
(1)
IFRS net loss for the three months ended November 30, 2019 takes into account the impact of the adoption of IFRS 16 on September 1, 2019. The adoption of IFRS 16 had a positive impact on adjusted EBITDA of $851,000, or 1.2% of sales, for the three months ended November 30, 2019. Comparative figures were not adjusted.

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at November 30, 2019	As at August 31, 2019

Assets

Current assets
Cash	$15,045	$16,518
Short-term investments	2,491	2,918
Accounts receivable
Trade	51,429	51,517
Other	3,404	3,396
Income taxes and tax credits recoverable	3,692	3,159
Inventories	41,513	38,017
Prepaid expenses	5,663	6,510
Other assets	3,364	3,083
	126,601	125,118

Tax credits recoverable	45,285	46,704
Property, plant and equipment	39,719	39,364
Lease right-of-use assets (note 2)	10,498	–
Intangible assets	20,495	21,654
Goodwill	39,076	38,648
Deferred income tax assets	4,819	4,821
Other assets	979	1,293
	$287,472	$277,602
Liabilities

Current liabilities
Bank loan	$13,322	$5,000
Accounts payable and accrued liabilities	47,482	50,790
Provisions	942	1,065
Income taxes payable	311	704
Deferred revenue	20,120	24,422
Other liabilities	1,602	1,606
Current portion of lease liabilities (note 5)	2,962	–
Current portion of long-term debt (note 6)	2,335	2,449
	89,076	86,036

Provisions	2,615	2,737
Deferred revenue	9,021	9,056
Lease liabilities (note 5)	7,158	–
Long-term debt (note 6)	2,718	3,293
Deferred income tax liabilities	3,166	3,598
Other liabilities	269	318
	114,023	105,038

Shareholders’ equity
Share capital (note 7)	93,355	92,706
Contributed surplus	18,816	19,196
Retained earnings	112,110	112,173
Accumulated other comprehensive loss	(50,832)	(51,511)
	173,449	172,564

	$287,472	$277,602

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,
	2019	2018

Sales	$73,551	$69,201

Cost of sales (1)	30,241	28,897
Selling and administrative	24,504	26,375
Net research and development	11,749	15,224
Depreciation of property, plant and equipment	1,443	1,429
Depreciation of lease right-of-use assets (note 2)	851	–
Amortization of intangible assets	1,632	2,940
Interest and other expense	399	377
Foreign exchange (gain) loss	126	(215)

Earnings (loss) before income taxes	2,606	(5,826)

Income taxes (note 9)	2,669	1,641

Net loss for the period	$(63)	$(7,467)

Basic and diluted net loss per share	$(0.00)	$(0.14)

Basic weighted average number of shares outstanding (000’s)	55,439	55,184

Diluted weighted average number of shares outstanding (000’s) (note 10)	55,439	55,184

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended November 30,
	2019	2018

Net loss for the period	$(63)	$(7,467)
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net loss
Foreign currency translation adjustment	561	(3,356)
Unrealized gains/losses on forward exchange contracts	(35)	(687)
Reclassification of realized gains/losses on forward exchange contracts in net loss	183	91
Deferred income tax effect of gains/losses on forward exchange contracts	(30)	209

Other comprehensive income (loss)	679	(3,743)

Comprehensive income (loss) for the period	$616	$(11,210)

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Three months ended November 30, 2018
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2018	$91,937	$18,428	$114,906	$(47,350)	$177,921
Adoption of IFRS 9	–	–	(253)	–	(253)
Adjusted balance as at September 1, 2018	91,937	18,428	114,653	(47,350)	177,668
Reclassification of stock-based compensation costs (note 7)	643	(643)	–	–	–
Stock-based compensation costs	–	460	–	–	460
Net loss for the period	–	–	(7,467)	–	(7,467)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(3,356)	(3,356)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $209	–	–	–	(387)	(387)

Total comprehensive loss for the period					(11,210)

Balance as at November 30, 2018	$92,580	$18,245	$107,186	$(51,093)	$166,918

	Three months ended November 30, 2019
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564
Reclassification of stock-based compensation costs (note 7)	861	(861)	–	–	–
Redemption of share capital (note 7)	(212)	(13)	–	–	(225)
Stock-based compensation costs	–	494	–	–	494
Net loss for the period	–	–	(63)	–	(63)
Other comprehensive income
Foreign currency translation adjustment	–	–	–	561	561
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $30	–	–	–	118	118

Total comprehensive income for the period					616

Balance as at November 30, 2019	$93,355	$18,816	$112,110	$(50,832)	$173,449

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,
	2019	2018

Cash flows from operating activities
Net loss for the period	$(63)	$(7,467)
Add (deduct) items not affecting cash
Stock-based compensation costs	487	418
Depreciation and amortization	3,926	4,369
Write-off of capital assets	216	–
Deferred revenue	(4,372)	3,922
Deferred income taxes	(442)	(29)
Changes in foreign exchange gain/loss	(21)	(529)
	(269)	684

Changes in non-cash operating items
Accounts receivable	72	(4,052)
Income taxes and tax credits	516	(998)
Inventories	(3,493)	(1,361)
Prepaid expenses	378	183
Other assets	35	(12)
Accounts payable, accrued liabilities and provisions	(3,693)	3,132
Other liabilities	(16)	(51)
	(6,470)	(2,475)
Cash flows from investing activities
Additions to short-term investments	(147)	–
Disposal of short-term investments	563	342
Purchases of capital assets	(2,040)	(2,882)
	(1,624)	(2,540)
Cash flows from financing activities
Bank loan	8,354	11,257
Repayment of lease liabilities (note 5)	(844)	–
Repayment of long-term debt	(676)	(717)
Redemption of share capital	(225)	–
	6,609	10,540

Effect of foreign exchange rate changes on cash	12	(196)

Change in cash	(1,473)	5,329
Cash – Beginning of the period	16,518	12,758
Cash – End of the period	$15,045	$18,087

Supplementary information
Income taxes cash outflow	$741	$871

As at November 30, 2018 and 2019, unpaid purchases of capital assets amounted to $754 and $1,140 respectively.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the “company”) develops smart test, monitoring and analytics solutions for fixed and mobile network operators, web-scale companies, and equipment manufacturers in the global communications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec City, Quebec, Canada, G1M 2K2.

These condensed unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on January 7, 2020.

2	Basis of Presentation

These condensed unaudited interim consolidated financial statements have been prepared in accordance with  International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except as described below. Consequently, these condensed unaudited interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

Recently Issued IFRS Pronouncements

Leases

IFRS 16, “Leases”, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 supersedes IAS 17, “Leases”, and related interpretations. Under IFRS 16, lessees recognize a right-of-use (ROU) asset and a lease liability measured at the present value of lease payments for virtually all their leases. Short-term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

The company adopted this new standard on September 1, 2019, using the modified retrospective method, which did not require adjustments to comparative periods. The company applied IFRS 16 at the adoption date and recognized ROU assets and lease liabilities in the period of adoption. The new standard provides several optional practical expedients in transition. Upon implementation of the new standard, the company elected the practical expedients to combine lease and non-lease components, and to not recognize ROU assets and lease liabilities for short-term leases. Also, contracts that were not identified as leases under previous standards were not reassessed for whether there is a lease. The company identified appropriate changes to its accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16.

The adoption of IFRS 16 on September 1, 2019 resulted in the recognition of ROU assets of $11,321,000, lease liabilities of $10,843,000, and the elimination of prepaid rents of $478,000 in the consolidated balance sheet as of that date. In addition, lease payments, previously reported in cash flow from operating activities are now reported in cash flow from financing activities in the consolidated statements of cash flows. However, the adoption of this standard had no significant impact on net loss.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Upon the adoption of IFRS 16, the lease expense, previously recorded under cost of sales, selling and administrative expenses and net research and development expenses line items is recorded as depreciation expenses for the ROU asset and as interest expenses on the lease liability in the consolidated statements of earnings.

Finally, the adoption of IFRS 16 had no significant impact on liquidity and debt-covenants compliance under existing debt agreements.

Uncertainty over Income Tax Treatments

IFRIC 23, “Uncertainty over Income Tax Treatments”, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The company adopted this interpretation on September 1, 2019 and its adoption had no significant impact on its consolidated financial statements.

New Accounting Policy upon Adoption of Recently Issued IFRS

Leases

The company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date, and are subsequently adjusted for interest and lease payments. When the rate implicit in the lease is not readily determinable, the company uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. The lease term is the non-cancelable period of the lease and includes options to extend or terminate the lease when it is reasonably certain that an option will be exercised. ROU assets are recognized at commencement based on the amount of the initial measurement of the lease liability. ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives. ROU assets are depreciated on a straight-line basis over the lease term.

The company’s lease terms may include options to extend or terminate the lease where it is reasonably certain that the company will exercise those options. The company considers several economic factors when making this determination including, but not limited to, the significance of leasehold improvements incurred in the office space, the difficulty in replacing the asset, underlying contractual obligations, or specific characteristics unique to a lease.

3	Restructuring Charges

In August 2018, the company implemented a restructuring plan to accelerate the integration of its acquired monitoring and analytics technologies from EXFO Solutions and simplify its cost structure and optimize resources as the company converges toward fewer sites and reduces its workforce.

The following table summarizes changes in restructuring charges payable during the three months ended November 30, 2019:

Balance – Beginning of the period	$1,133
Payments	(90)

Balance – End of the period	$1,043

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3:	Unobservable inputs for the asset or liability

The company’s short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using observable prices and forward exchange rates at the consolidated balance sheet dates.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy is as follows:

	As at November 30, 2019		As at August 31, 2019
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$2,491	$–	$2,918	$–
Forward exchange contracts	$–	$62	$–	$79

Financial liabilities
Forward exchange contracts	$–	$855	$–	$1,057

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at November 30, 2019, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized below:

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2019 to August 2020	$26,800	1.3038
September 2020 to August 2021	22,800	1.3130
September 2021 to August 2022	7,100	1.3229
September 2022 to October 2022	1,000	1.3309
Total	$57,700	1.3102

US dollars – Indian rupees

Expiry dates	Contractual amount	Weighted average contractual forward rate

December 2019 to August 2020	$2,400	71.88

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $978,000 as at August 31, 2019, and $793,000 as at November 30, 2019.

As at November 30, 2019, forward exchange contracts in the amount of $62,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $709,000 are presented as short-term liabilities in other accounts payable and accrued liabilities, and forward exchange contracts in the amount of $146,000 are presented as long-term assets in other long-term assets in the consolidated balance sheet. Forward exchange contracts of $131,000 included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on its portfolio of forward exchange contracts as at November 30, 2019, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings (sales) over the next 12 months, amounts to $516,000.

During the three months ended November 30, 2019, the company recognized within its sales foreign exchange losses on forward exchange contracts of $145,000 compared to foreign exchange gains $21,000 for the three months ended November 30, 2018.

5	Leases

The company has operating leases for certain of its premises under various non-cancelable lease agreements. The company’s operating leases have remaining lease terms ranging from 1 year to 8 years. The company’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Minimal rentals payable under operating leases are as follows as at November 30, 2019:

No later than 1 year	$2,962
Later than 1 year and no later than 5 years	6,499
Later than 5 years	659
Total lease liabilities as at November 30, 2019	$10,120

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The difference between operating lease commitments disclosed applying IAS 17 as at August 31, 2019, discounted using the incremental borrowing rate of 2% at the date of the initial application of IFRS 16 as at September 1, 2019 and the lease liabilities recognized in the consolidated balance sheet as of that date is as follows:

Discounted operating lease commitments under IAS 17 as at August 31, 2019	$8,915
Discounted impact of renewal options that are reasonably certain to be exercised	1,928
Lease liabilities as at September 1, 2019	$10,843

Depreciation of lease ROU assets for the three months ended November 30, 2019 amounted to $851,000 (note 8).

6	Long-term Debt

	As at November 30, 2019	As at August 31, 2019

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in March 2024 and March 2025	$845	$866
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi-annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between March 2020 and September 2023	2,721	3,111
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 1.5%, maturing at different dates between April 2020 and August 2022	394	459
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates of 1.1% to 2.9%, maturing at different dates between March 2020 and July 2022	1,093	1,306
	5,053	5,742
Current portion of long-term debt	2,335	2,449
	$2,718	$3,293

Principal repayments of long-term debt over the forthcoming years are as follows:

As at November 30, 2019

No later than 1 year	$2,335
Later than 1 year and no later than 5 years	2,668
Later than 5 years	50
$5,053

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

7	Share Capital

The following tables summarize changes in share capital for the three months ended November 30, 2018 and 2019.

	Three months ended November 30, 2018
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2018	31,643,000	$1	23,472,995	$91,936	$91,937
Redemption of restricted share units	−	−	176,729	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	643	643

Balance as at November 30, 2018	31,643,000	$1	23,649,724	$92,579	$92,580

	Three months ended November 30, 2019
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2019	31,643,000	$1	23,703,675	$92,705	$92,706
Redemption of restricted share units	−	−	255,822	−	−
Redemption of share capital	−	−	(54,528)	(212)	(212)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	861	861

Balance as at November 30, 2019	31,643,000	$1	23,904,969	$93,354	$93,355

8	Statements of Earnings

Sales are as follows:

	Three months ended November 30,
	2019	2018

Test and measurement	$55,947	$49,764
Service assurance, systems and services	17,749	19,416
Foreign exchange gains (losses) on forward exchange contracts	(145)	21

Total sales for the period	$73,551	$69,201

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Net research and development expenses comprise the following:

	Three months ended November 30,
	2019	2018

Gross research and development expenses	$13,832	$17,225
Research and development tax credits	(2,083)	(2,001)

Net research and development expenses for the period	$11,749	$15,224

Inventory write-down is as follows:

	Three months ended November 30,
	2019	2018

Inventory write-down for the period	$534	$1,045

Depreciation and amortization expenses by functional area are as follows:

	Three months ended November 30,
	2019	2018

Cost of sales
Depreciation of property, plant and equipment	$455	$524
Depreciation of lease ROU assets	288	−
Amortization of intangible assets	1,318	2,523
	2,061	3,047

Selling and administrative expenses
Depreciation of property, plant and equipment	295	264
Depreciation of lease ROU assets	362	−
Amortization of intangible assets	152	232
	809	496

Net research and development expenses
Depreciation of property, plant and equipment	693	641
Depreciation of lease ROU assets	201	−
Amortization of intangible assets	162	185
	1,056	826
	$3,926	$4,369

Depreciation of property, plant and equipment	$1,443	$1,429
Depreciation of lease ROU assets	851	−
Amortization of intangible assets	1,632	2,940
	$3,926	$4,369

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Employee compensation comprises the following:

	Three months ended November 30,
	2019	2018

Salaries and benefits	$34,307	$35,741
Restructuring charges	−	2,226
Stock-based compensation costs	487	418
Total employee compensation for the period	$35,794	$38,385

Stock-based compensation costs by functional area are as follows:

	Three months ended November 30,
	2019	2018

Cost of sales	$40	$36
Selling and administrative expenses	380	284
Net research and development expenses	67	98
Total stock-based compensation for the period	$487	$418

Restructuring charges by functional area are as follows:

	Three months ended November 30,
	2019		2018

Cost of sales	$	−	$287
Selling and administrative expenses		−	397
Net research and development expenses		−	2,057
Income taxes		−	3
Total restructuring charges for the period	$	−	$2,744

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Income Taxes

For the three months ended November 30, 2018 and 2019, the reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the consolidated financial statements is as follows:

	Three months ended November 30,
	2019	2018

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$704	$(1,573)

Increase (decrease) due to:
Foreign income taxed at different rates	178	234
Non-deductible loss	14	100
Non-deductible expenses	178	226
Foreign exchange effect of translation of foreign subsidiaries	(115)	(160)
Utilization of previously unrecognized deferred income tax assets	(16)	(84)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,442	2,553
Other	284	345

Income tax provision for the period	$2,669	$1,641

The income tax provision consists of the following:

	Three months ended November 30,
	2019	2018

Current	$3,111	$1,670
Deferred	(442)	(29)

	$2,669	$1,641

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding to the diluted weighted average number of shares outstanding:

	Three months ended November 30,
	2019	2018

Basic weighted average number of shares outstanding (000’s)	55,439	55,184
Plus dilutive effect of (000’s):
Restricted share units	−	−
Deferred share units	−	−

Diluted weighted average number of shares outstanding (000’s)	55,439	55,184

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000’s)	1,385	1,721

For the three months ended November 30, 2018 and 2019, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars and recessions; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated January 7, 2020.

All financial data are expressed in US dollars, except as otherwise noted, and are determined based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This discussion and analysis also contains financial data that do not comply with IFRS. Where such measures are presented, they are defined, and the reader is informed.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile network operators, web‑scale companies and equipment manufacturers in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enable transformations related to fiber, 5G and network virtualization. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users while driving operational efficiencies.

Our sales increased 6.3% to $73.6 million in the first quarter of fiscal 2020 compared to $69.2 million for the same period last year. Bookings (purchase orders received from customers) decreased 13.9% to $69.9 million in the first quarter of fiscal 2020, for a book-to-bill ratio of 0.95, from $81.2 million for the same period last year.

Net loss amounted to $63,000, or $0.00 per share, in the first quarter of fiscal 2020, compared to $7.5 million, or $0.14 per share, for the same period last year. Net loss for the first quarter of fiscal 2020 included net expenses totaling $2.0 million, comprising $1.4 million in after-tax amortization of intangible assets, $0.5 million in stock-based compensation costs, and a foreign exchange loss of $0.1 million. For the same period last year, net loss included net expenses totaling $6.3 million, comprising $2.5 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs, $2.7 million in after-tax restructuring charges, $0.9 million for the acquisition-related deferred revenue fair value adjustment, and a foreign exchange gain of $0.2 million.

Adjusted EBITDA (net loss before interest and other expense, income taxes, depreciation and amortization, stock‑based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss) reached $7.5 million, or 10.3% of sales, in the first quarter of fiscal 2020, compared to $2.7 million, or 3.9% of sales for the same period last year. We adopted IFRS 16, “Leases”, on September 1, 2019 using the modified retrospective method and prior period amounts were not adjusted. Accordingly, adjusted EBITDA for the first quarter of fiscal 2020 include the positive impact of adoption of IFRS 16 on September 1, 2019 of $0.9 million or 1.2% of sales. Adjusted EBITDA is a non-IFRS measure. See page 36 of this document for a complete reconciliation of adjusted EBITDA to IFRS net loss.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)
	Three months ended November 30,		Three months ended November 30,

	2019	2018	2019	2018

Sales	$73,551	$69,201	100.0%	100.0%

Cost of sales (1)	30,241	28,897	41.1	41.8
Selling and administrative	24,504	26,375	33.3	38.1
Net research and development	11,749	15,224	16.0	22.0
Depreciation of property, plant and equipment	1,443	1,429	2.0	2.1
Depreciation of lease right-of-use assets	851	–	1.2	–
Amortization of intangible assets	1,632	2,940	2.2	4.2
Interest and other expense	399	377	0.5	0.5
Foreign exchange (gain) loss	126	(215)	0.2	(0.3)
Earnings (loss) before income taxes	2,606	(5,826)	3.5	(8.4)
Income taxes	2,669	1,641	3.6	2.4
Net loss for the period (2)	$(63)	$(7,467)	(0.1)%	(10.8)%

Basic and diluted net loss per share	$(0.00)	$(0.14)

Other selected information:

Gross margin before depreciation and amortization (3)	$43,310	$40,304	58.9%	58.2%

Gross research and development	$13,832	$17,225	18.8%	24.9%

Restructuring charges included in:
Cost of sales	$–	$287	–%	0.4%
Selling and administrative expenses	$–	$397	–%	0.6%
Net research and development expenses	$–	$2,057	–%	3.0%

Adjusted EBITDA (2, 3)	$7,544	$2,728	10.3%	3.9%
(1)	Cost of sales is exclusive of depreciation and amortization, shown separately.
(2)
IFRS net loss for the three months ended November 30, 2019 takes into account the impact of the adoption of IFRS 16 on September 1, 2019. The adoption of IFRS 16 had a positive impact on adjusted EBITDA of $851 or 1.2% of sales for the three months ended November 30, 2019. Comparative figures were not adjusted.

(3)	Refer to page 36 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Three months ended November 30,
	2019	2018

Test and measurement	$55,947	$49,764
Service assurance, systems and services	17,749	19,416
	73,696	69,180
Foreign exchange gains (losses) on forward exchange contracts	(145)	21
Total sales	$73,551	$69,201

Bookings

	Three months ended November 30,
	2019	2018

Test and measurement	$55,009	$63,996
Service assurance, systems and services	15,049	17,221
	70,058	81,217
Foreign exchange gains (losses) on forward exchange contracts	(145)	21
Total bookings	$69,913	$81,238

Sales by geographic region

The following table summarizes sales by geographic region:

	Three months ended November 30,
	2019	2018

Americas	54%	51%
Europe, Middle East and Africa (EMEA)	29	33
Asia-Pacific (APAC)	17	16

	100%	100%

For the three months ended November 30, 2019, our sales increased 6.3% to $73.6 million, compared to $69.2 million for the same period last year, while our bookings decreased 13.9% to $69.9 million, compared to $81.2 million for the same period last year, for a book-to-bill ratio of 0.95.

Sales

In the first quarter of fiscal 2020, the 6.3% year-over-year increase in our total sales comes from our T&M product line, which delivered an increase in sales of 12.4% to reach record-high levels, while sales of our SASS product line declined 8.6% during the same period.

In the first quarter of fiscal 2020, sales of our T&M product line increased 12.4% year-over-year to a record-high $55.9 million, up from $49.8 million for the same period last year. This year-over-year increase in sales is mainly due to the timing of orders received. In fact, in the first quarter of 2019, we reported significant bookings, as we benefited from large calendar year-end budget spending on the part of some CSPs in the Americas, and a large portion of these were back-end loaded, and recognized into revenue in the second quarter of 2019, preventing us from turning some of these bookings into revenue during the first quarter. We did not have such high level of calendar year-end budget spending in the first quarter of fiscal 2020. Also, we reported a more linear influx of orders during that quarter and we were able to ship and recognize most of the bookings of the quarter, as reflected by a book-to-bill ratio close to 1 for our T&M product line in the first quarter of 2020. The year-over-year increase in sales is also attributable to strong progress made in the APAC region due to fiber buildouts and high-speed deployments in metro, regional and access networks, as well as 5G fiber deployments.

In the first quarter of fiscal 2020, sales of our SASS product line decreased 8.6% year-over-year. Sales of the SASS product line for the first quarter of fiscal 2019 included a negative impact of $0.9 million for EXFO Solutions’ acquisition-related deferred revenue fair value adjustment. Excluding this adjustment, sales of our SASS product line would have decreased 12.5% year-over-year in the first quarter of fiscal 2020. Sales and bookings of our SASS product line are characterized by large intermittent orders from customers that may have prolonged sales and revenue recognition cycles; therefore, our quarterly sales and bookings are subject to quarterly fluctuations.

Bookings

In the first quarter of fiscal 2020, our total bookings decreased 13.9% year-over-year.

In the first quarter of fiscal 2020, bookings of our T&M product line decreased 14.1% year-over-year.  In the first quarter of fiscal 2019, we had benefited from large calendar year-end budget spending on the part of some CSPs in the Americas, and we did not have such level of spending in the first quarter of 2020, which reduced our bookings year-over-year. In addition, in the first quarter of fiscal 2020, bookings of our T&M product line decreased in the EMEA region year-over-year as we had some large intermittent orders in the first quarter of fiscal 2019, which did not repeat this quarter.

In the first quarter of fiscal 2020, bookings of our SASS product line decreased 12.6% year-over-year. Most of the year-over-year decrease comes from the EMEA region and is mainly due to timing issues as some orders received in the first quarter in 2019 were received at the beginning of the second quarter in 2020. Otherwise, in the first quarter of fiscal 2020, bookings of our SASS product line increased in the Americas year-over-year mainly for our service assurance and network simulator solutions. Bookings of the SASS product line are characterized by large intermittent orders from customers, with long revenue recognition cycle, and may vary from quarter to quarter.

Customer concentration

In the first quarters of fiscal 2019 and 2020, our top customer accounted for 9.0% and 11.9% of our sales respectively. In the first quarters of fiscal 2019 and 2020, our top three customers accounted for 19.6% and 19.7% of our sales, respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 36 of this document)

Gross margin before depreciation and amortization reached 58.9% of sales for the three months ended November 30, 2019, compared to 58.2% for the same period last year.

In the first quarter of fiscal 2020, the adoption of IFRS 16 had a positive effect of 0.4% of sales on our gross margin before depreciation and amortization year-over-year.

In addition, in the first quarter of fiscal 2020, we recorded lower inventory writeoffs compared to the same period last year, which contributed to increasing our gross margin before depreciation and amortization by 0.6% of sales year-over-year.

Also, in the first quarter of fiscal 2019, our sales were reduced to account for EXFO Solutions’ acquisition-related deferred revenue fair value adjustment of $0.9 million (nil in 2020); this had a negative impact on our gross margin before depreciation and amortization of 0.5% for that quarter.

Finally, in the first quarter of fiscal 2019, gross margin before depreciation and amortization included $0.3 million, or 0.4% of sales in restructuring charges (nil in 2020).

Otherwise, in the first quarter of fiscal 2020, our gross margin before depreciation and amortization was negatively impacted by a less favorable sales mix overall compared to the same period last year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended November 30, 2019, selling and administrative expenses were $24.5 million, or 33.3% of sales, compared to $26.4 million, or 38.1% of sales, for the same period last year.

In the first quarter of fiscal 2020, our selling and administrative expenses decreased $1.9 million compared to the same period last year.

In the first quarter of fiscal 2020, the adoption of IFRS 16 had a positive effect of $0.4 million or 0.5% of sales on our selling and administrative expenses year-over-year.

In addition, in the first quarter of fiscal 2019, we incurred restructuring charges of $0.4 million or 0.6% of sales (nil in 2020).

Also, in the first quarter of fiscal 2020, we had the full impact of our 2018 restructuring plan, which reduced our selling and administrative expenses year-over-year.

Finally, in the first quarter of fiscal 2020, the increase in the average value of the US dollar compared to other currencies had a positive impact on our selling and administrative expenses year-over-year.

However, in the first quarter of fiscal 2020, inflation and salary increases, as well as higher commissions to our sales channel due to higher sales contributed to increase our selling and administrative expenses year-over-year.

In the first quarter of fiscal 2020, our selling and administrative expenses amounted to 33.3% of sales, 4.8% lower compared to 38.1% of sales in the same period last year, as these expenses decreased while our sales increased year-over-year.

RESEARCH AND DEVELOPMENT EXPENSES

Gross Research and Development Expenses

For the three months ended November 30, 2019, gross research and development expenses totaled $13.8 million, or 18.8% of sales, compared to $17.2 million, or 24.9% of sales for the same period last year.

In the first quarter of fiscal 2020, our gross research and development expenses decreased $3.4 million year‑over‑year.

In the first quarter of fiscal 2020, the adoption of IFRS 16 had a positive effect of $0.2 million or 0.3% of sales on our gross research and development expenses year-over-year.

In addition, in the first quarter of fiscal 2019, we incurred restructuring charges of $2.1 million or 3.0% of sales (nil in 2020).

Also, in the first quarter of fiscal 2020, we had the full impact of our 2018 restructuring plan, which reduced our gross research and development expenses year-over-year.

Finally, in the first quarter of fiscal 2020, the increase in the average value of the US dollar compared to other currencies had a positive impact on our gross research and development expenses year-over-year.

However, in the first quarter of fiscal 2020, inflation and salary increases contributed to increasing our gross research and development expenses year-over-year.

In the first quarter of fiscal 2020, our gross research and development expenses amounted to 18.8% of sales, 6.1% lower compared to 24.9% of sales in the same period last year, as these expenses decreased while our sales increased year-over-year.

Tax Credits

For the three months ended November 30, 2019, tax credits for research and development activities were $2.1 million, or 15.1% of gross research and development expenses, compared to $2.0 million, or 11.6% of gross research and development expenses, for the same period last year.

For the three months ended November 30, 2019, the increase in our tax credits as a percentage of sales compared to the same period last year mainly comes from restructuring expenses incurred in the first quarter of 2019, which did not entitle to tax credits.

DEPRECIATION OF LEASE RIGHT-OF-USE ASSETS

On September 1, 2019, following the adoption of IFRS 16, we recorded $11.3 million for lease right-of-use (ROU) assets in the consolidated balance sheet. These assets are depreciated over the lease terms and resulted in a depreciation expense of $0.9 million during the three months ended November 30, 2019, compared to nil for the same period last year, as fiscal 2019 comparative figures were not adjusted. Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items is now mainly recorded under depreciation expenses for the ROU asset in the consolidated statements of earnings.

This new standard was adopted using the modified retrospective method and, accordingly, comparative figures were not adjusted.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technology and customer relationships. In addition, intangible assets include software.

For the three months ended November 30, 2019, amortization of intangible assets reached $1.6 million, compared to $2.9 million for the same period last year.

The year-over-year decrease in our amortization expense in the first quarter of fiscal 2020, compared to the same period last year, was mainly due to the fact that some acquired intangible assets became fully amortized in 2019.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar compared to the US dollar would have a negative impact on our operating results.

For the three months ended November 30, 2019, we recorded a foreign exchange loss of $0.1 million compared to a foreign exchange gain of $0.2 million for the same period last year.

During the first quarter of fiscal 2020, the period-end value of the Canadian dollar was almost flat versus the US dollar, and we reported a foreign exchange loss of $0.1 million during that period. In fact, the period-end value of the Canadian dollar slightly increased to CA$1.3289 = US$1.00 in the first quarter of fiscal 2020, compared to CA$1.3294 = US$1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar decreased versus the US dollar but increased compared to the euro, compared to the previous quarter, and overall we reported a foreign exchange gain of $0.2 million during that period. In fact, the period-end value of the Canadian dollar decreased 1.9% versus the US dollar to CA$1.3301 = US$1.00 in the first quarter of fiscal 2019, compared to CA$1.3055 = US$1.00 at the end of the previous quarter. However, the period-end value of the Canadian dollar increased 0.9% versus the euro to CA$1.5069 = €1.00 in the first quarter of fiscal 2019, compared to CA$1.5210 = €1.00 at the end of the previous quarter.

Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales are denominated in Canadian dollars and euros and a significant portion of our cost of sales and operating items are denominated in Canadian dollars, euros, Indian rupees and British pounds and we report our results in US dollars. In the first quarter of fiscal 2020, the increase in the average value of the US dollar compared to the Canadian dollar, the euro and the British pound year-over-year resulted in a positive impact on our operating expenses. In the first quarter of fiscal 2020, the average value of the US dollar increased 1.3%, 4.3% and 3.1% year-over-year respectively, compared to the Canadian dollar, the euro and the British pound.

INCOME TAXES

For the three months ended November 30, 2019, we reported income tax expenses of $2.7 million on earnings before income taxes of $2.6 million. For the corresponding period last year, we reported income tax expenses of $1.6 million on a loss before income taxes of $5.8 million.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these periods.

Please refer to note 9 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at November 30, 2019, cash and short-term investments totaled $17.5 million, while our working capital was at $37.5 million. Our cash and short-term investments decreased by $1.9 million in the first quarter of fiscal 2020 compared to the previous quarter-end.

The following table summarizes the decrease in cash and short-term investments during the first quarter of fiscal 2020 in thousands of US dollars:

Cash flows used by operating activities	$(6,470)
Purchases of capital assets	(2,040)
Repayment of lease liabilities and long-term debt	(1,520)
Redemption of share capital	(225)
Increase in bank loan	8,354
Other	1

$(1,900)

Our short-term investments of $2.5 million consist of debt instruments issued by high-credit-quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis.

We believe that our cash balances and short-term investments totaling $17.5 million, combined with our available revolving credit facilities of up to $47.8 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including any possible working capital requirements from our recent acquisitions. In addition to these assets and credit facilities, we have unused available lines of credit of $22.6 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities and the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $6.5 million for the three months ended November 30, 2019, compared to $2.5 million for the same period last year.

Cash flows used by operating activities in the first quarter of fiscal 2020 were attributable to the net loss after items not affecting cash of $0.3 million, and the negative net change in non-cash operating items of $6.2 million; this was mainly due to the negative effect on cash of the $3.5 million increase in inventories to meet future demand and the $3.7 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter. These negative effects on cash were offset in part by the positive effect on cash of the $0.5 million decrease in our income taxes and tax credits due to tax credits and income taxes recovered during the quarter, and the $0.4 million decrease in our prepaid expenses due to the timing of payments made during the quarter.

Cash flows used by operating activities in the first quarter of fiscal 2019 were attributable to the net earnings after items not affecting cash of $0.7 million, more than offset by the negative net change in non-cash operating items of $3.2 million; this was mainly due to the negative effect on cash of the $4.1 million increase in our accounts receivable due to the timing of sales and receipts during the quarter, the $1.0 million increase in our income taxes and tax credits due to tax credits earned during the quarter not yet recovered, and the $1.4 million increase in inventories to meet future demand. These negative effects on cash were offset in part by the positive effect on cash of the $3.1 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments made during the quarter.

Investing activities

Cash flows used by investing activities were $1.6 million for the three months ended November 30, 2019, compared to $2.5 million for the same period last year.

In the first quarter of fiscal 2020, we made cash payments of $2.0 million for the purchase of capital assets. However, we disposed of $0.4 million worth of short-term investments during the quarter.

For the corresponding period last year, we made cash payments of $2.9 million for the purchase of capital assets. However, we disposed of $0.4 million worth of short-term investments during the quarter.

Financing activities

Cash flows provided by financing activities amounted to $6.6 million in the first quarter of fiscal 2020, compared to $10.5 million during the same period last year.

In the first quarter of fiscal 2020, our bank loan increased by $8.4 million, but we repaid $1.5 million of our lease liabilities and long-term debt and we redeemed share capital for $0.2 million.

For the corresponding period last year, our bank loan increased by $11.2 million, but we repaid $0.7 million of our long-term debt.

Contractual Obligations

We are committed under the terms of contractual obligations, which have various expiration dates, primarily for our lease liabilities, our long-term debt and licensing of intellectual property. The following table summarizes our contractual obligations as at November 30, 2019 in thousands of US dollars:

	Lease liabilities	Long-term debt	Licensing agreements	Total

No later than 1 year	$2,962	$2,335	$1,874	$7,171
Later than 1 year and no later than 5 years	6,499	2,668	1,901	11,068
Later than 5 years	659	50	‒	709
	$10,120	$5,053	$3,775	$18,948

In addition, as at November 30, 2019, we had letters of guarantee amounting to $1.1 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

FORWARD EXCHANGE CONTRACTS

We are exposed to currency risk as a result of our export sales of products manufactured in Canada, China, Finland and France, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at November 30, 2019, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2019 to August 2020	$26,800,000	1.3038
September 2020 to August 2021	22,800,000	1.3130
September 2021 to August 2022	7,100,000	1.3229
September 2022 to October 2022	1,000,000	1.3309
Total	$57,700,000	1.3102

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2019 to August 2020	$2,400,000	71.88

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $1.0 million as at August 31, 2019, and $0.8 million as at November 30, 2019, mainly for our US/Canadian dollar forward exchange contracts. The quarter-end exchange rate was CA$1.3289 = US$1.00 as at November 30, 2019.

SHARE CAPITAL

As at January 7, 2020, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 23,905,787 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and are without par value.

STRUCTURED ENTITIES

As at November 30, 2019, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2019, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS

Recently Issued IFRS Pronouncements Adopted in Fiscal 2020

Leases

IFRS 16, “Leases”, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 supersedes IAS 17, “Leases”, and related interpretations. Under IFRS 16, lessees recognize a right-of-use (ROU) asset and a lease liability measured at the present value of lease payments for virtually all their leases. Short-term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

We adopted this new standard on September 1, 2019, using the modified retrospective method, which did not require adjustments to comparative periods. We applied IFRS 16 at the adoption date and recognized ROU assets and lease liabilities in the period of adoption. The new standard provides several optional practical expedients in transition. Upon implementation of the new standard, we elected the practical expedients to combine lease and non-lease components, and to not recognize ROU assets and lease liabilities for short-term leases. We identified appropriate changes to our accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16.

The adoption of IFRS 16 on September 1, 2019 resulted in the recognition of ROU assets of $11.3 million, lease liabilities of $10.8 million, and the elimination of prepaid rents of $0.5 million in the balance sheet as of that date. In addition, lease payments for ROU assets, previously reported in cash flow from operating activities are reported in cash flow from financing activities in the consolidated statements of cash flows.  However, the adoption of this standard had no significant impact on net loss.

Upon the adoption of IFRS 16, the lease expense, previously recorded under cost of sales, selling and administrative expenses and net research and development expenses line items is recorded as depreciation expenses for the ROU asset and as interest expenses on the lease liability in the consolidated statements of earnings.

Finally, the adoption of IFRS 16 had no significant impact on liquidity and debt-covenants compliance under existing debt agreements.

Uncertainty over Income Tax Treatments

IFRIC 23, “Uncertainty over Income Tax Treatments”, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. We adopted this interpretation on September 1, 2019 and its adoption had no significant impact on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the first quarter of fiscal 2020, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2019.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net loss before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

Finally, these measures help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance. More importantly, it enables the comparison of our performance on a relatively similar basis against that of other public and private companies in our industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net loss in thousands of US dollars:

Adjusted EBITDA

	Three months ended November 30,
	2019	2018

IFRS net loss for the period (1)	$(63)	$(7,467)

Add (deduct):

Depreciation and amortization	3,926	4,369
Interest and other expense	399	377
Income taxes	2,669	1,641
Stock-based compensation costs	487	418
Restructuring charges	‒	2,741
Acquisition-related deferred revenue fair value adjustment	‒	864
Foreign exchange (gain) loss	126	(215)
Adjusted EBITDA for the period (1)	$7,544	$2,728

Adjusted EBITDA in percentage of sales (1)	10.3%	3.9%

(1)
IFRS net loss for the three months ended November 30, 2019 takes into account the impact of the adoption of IFRS 16 on September 1, 2019. The adoption of IFRS 16 on September 1, 2019 had a positive impact on adjusted EBITDA of $851,000 or 1.2% of sales for the three months ended November 30, 2019. Comparative figures were not adjusted.

QUARTERLY SUMMARY FINANCIAL INFORMATION (1)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	November 30, 2019	August 31, 2019	May 31, 2019	February 28, 2019

Sales	$73,551	$70,175	$73,587	$73,927
Cost of sales (2)	$30,241	$30,260	$30,458	$29,062
Net earnings (loss)	$(63)	$(227)	$21	$5,193
Basic and diluted net earnings (loss) per share	$(0.00)	$(0.00)	$0.00	$0.09

	Quarters ended
	November 30, 2018	August 31, 2018	May 31, 2018	February 28, 2018

Sales	$69,201	$69,216	$72,217	$64,722
Cost of sales (2)	$28,897	$27,426	$28,963	$25,326
Net loss	$(7,467)	$(3,951)	$(5,970)	$(4,660)
Basic and diluted net loss per share	$(0.14)	$(0.07)	$(0.11)	$(0.08)

(1)
Quarterly financial information has been derived from our condensed unaudited interim consolidated financial statements, which are prepared in accordance with IFRS, as issued by the IASB, applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”. The presentation currency is the US dollar, which differs from the functional currency of the company (Canadian dollar).

(2)	Cost of sales is exclusive of depreciation and amortization.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, PHILIPPE MORIN, Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended November 30, 2019.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2019 and ended on November 30, 2019 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: January 7, 2020

/s/ Philippe Morin
Philippe Morin
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, PIERRE PLAMONDON, Chief Financial Officer and Vice-President, Finance of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended November 30, 2019.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2019 and ended on November 30, 2019 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: January 7, 2020

/s/ Pierre Plamondon
Pierre Plamondon, CPA
Chief Financial Officer and Vice-President, Finance